FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2014

Commission File Number 001-15266

BANK OF CHILE

 (Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Bank of Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing that Bank of Chile and other institutions have proceeded to sign a contract referred to as Underwriting Agreement

Mr.
Raphael Bergoeing Vela
Superintendent of Banks and Financial Institutions

Subject: Essential Information

Mr. Superintendent:

In accordance with Articles 9 and 10 of the Securities Law N° 18,045 and Chapter 18-10 of the Compilations of Regulations of that Superintendence, I hereby inform, as Essential Information, regarding this Banking Institution that, related to the secondary offering of Banco de Chile shares by LQ Inversiones Financieras S.A., on this date Bank of Chile, as issuer, LQ Inversiones Financieras S.A., as selling shareholder, and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and Banco BTG Pactual S.A. — Cayman Branch, as underwriters, have proceeded to sign a contract referred to as Underwriting Agreement, as we informed as Essential Information on past January 14th.

Furthermore, no later than January 30, 2014, Banco de Chile will file with the U.S. Securities and Exchange Commission, the final prospectus supplement related to the aforementioned secondary offering, which contains financial and commercial information of the Bank.

Sincerely,

Arturo Tagle Quiroz
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29th, 2014

Banco de Chile

	By:	/s/ Arturo Tagle Q.
Arturo Tagle Q.
CEO